Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 9 DATED MARCH 8, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of Our Public Offering; and

•	Asset Acquisitions.

Status of Our Public Offering

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of March 3, 2016, we had raised total gross offering proceeds of approximately $23.4 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 2,337,281 of our common shares, with additional subscriptions for an aggregate of 260,355 common shares, representing additional potential gross offering proceeds of approximately $2.6 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of March 3, 2016, 2,422,364 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – CEAI Grove, LLC

On March 2, 2016, we directly acquired ownership of a “majority-owned subsidiary”, CEAI Grove, LLC (the “Grove Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $3,750,000, which is the initial stated value of our equity interest in the Grove Controlled Subsidiary (the “Grove Controlled Subsidiary Investment”). The Grove Controlled Subsidiary used the proceeds to acquire a stabilized, 464-unit garden-style multifamily property, Grove at Trinity Pointe, located at 555 Wood Arbor Parkway, Cordova, TN 38018 (the “Grove Property”). The Grove Controlled Subsidiary intends to increase the value of the Grove Property by raising rents, and is anticipating redeeming the Grove Controlled Subsidiary Investment via refinancing or sale by December 2022.

Grove Controlled Subsidiary is managed by the principals of Cohen-Esrey Apartment Investors, LLC (“Cohen-Esrey”), a Kansas based real estate company. Generally, Cohen-Esrey pursues apartment communities of 75-units and larger in stable metropolitan and non-metropolitan locations covering a 30-state region. Its primary focus has tended to be on B and C+ class multifamily properties that present the opportunity for Cohen-Esrey to leverage their expertise to add value. Cohen-Esrey’s principals presently own and manage a real estate portfolio with 31 multifamily assets totaling 2,403 units valued in excess of $120,000,000. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Cohen Esrey.

Pursuant to the agreements governing the Grove Controlled Subsidiary Investment (the “Grove Operative Agreements”), our consent is required for all major decisions regarding the Grove Property. In addition, pursuant to the Grove Operative Agreements we are entitled to receive a minimum 12.5% per annum economic return on our Grove Controlled Subsidiary Investment, comprised of : (i) during years 1-3, 12.5% per annum paid current on a quarterly basis, and (ii) in years 4-7, 10.50% plus 30-day LIBOR (adjusted on a quarterly basis and subject to a LIBOR floor of 3.0%). In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2% of the Grove Controlled Subsidiary Investment, as well as a approximately $10,000 in due diligence fees and third party reimbursements, paid directly by the Grove Controlled Subsidiary.

The Grove Controlled Subsdiary is required to redeem our Grove Controlled Subsidiary Investment by December 1, 2022 (the “Grove Redemption Date”); provided, that the Grove Controlled Subsidiary has the ability to extend the Grove Redemption Date through one 6-month extension. To exercise such extension and avoid default under the Grove Operative Agreements, the Grove Controlled Subsidiary is required to pay to us an extension fee consisting of 1% of our purchase price for the Grove Controlled Subsidiary Investment. In the event that the Grove Controlled Subsidiary Investment is not redeemed by the Grove Redemption Date (after giving effect to any applicable extensions), pursuant to the Grove Operative Agreements, we have the right, in our discretion, to force the sale of the Grove Property outright. The Grove Controlled Subsidiary may redeem our Grove Controlled Subsidiary Investment in whole or in part without penalty during the term of the Grove Controlled Subsidiary Investment.

Concurrent with the closing of the Grove Controlled Subsidiary Investment, the Grove Controlled Subsidiary closed on the acquisition of the Grove Property on March 2, 2016, for a purchase price of $31,100,000, which included a senior secured loan by Fannie Mae with a projected unpaid balance of $19,248,000, as well as a supplemental loan totaling $4,150,000 (collectively, the “Grove Fannie Mae Senior Loan”), with concurrent maturity dates on 12/1/2022. Aggregate with the senior debt totaling approximately $23,398,000, the Grove Controlled Subsidiary Investment of $3,750,000 features an LTV of 87.3%, based on the purchase price of approximately $31,100,000, with approximately $3,952,000 of equity junior to the Grove Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the Grove Fannie Mae Senior Loan plus the amount of the Grove Controlled Subsidiary Investment, divided by the purchase price of the Grove Property.

As of the date of closing, the Grove Property consists of 25 two/three split-story apartment buildings containing a total of 464 dwelling units. Additional buildings include a single story leasing office building, a two-story amenity building and a maintenance shop. Construction of the buildings was completed in 1986. The rent roll of the Grove Property, dated as of January 6, 2016, reflected a current occupancy rate of 93.3%. The Grove Controlled Subsidiary intends to spend approximately $1,700,000 to upgrade the units allowing them to increase the value of the Grove Property by raising rents, and is anticipating redeeming the Grove Controlled Subsidiary Investment via a refinancing or sale by December 2022.

As of the date of closing, the apartment buildings are conventionally wood framed with vinyl siding and painted wood trim exterior wall finishes. The building foundations appear to be constructed of concrete slabs on grade with spread footings at perimeter and bearing wall locations (no basement areas). The pitched roofs are wood truss framed with oriented strand board (OSB) sheathing, and are covered with asphalt composition shingles.

As of the date of closing, amenities at the site include the amenity building that contains a fitness center, meeting room, aerobics room and racquetball court. Outdoor amenities include two in-ground swimming pools with interconnected wading pools, an in-ground heated spa, a tennis court, sand volleyball court and barbeque areas. The remainder of the property consists of asphalt paved drive aisles and parking areas, concrete pedestrian walkways, a storm water retention pond and moderate landscaping.

The city of Cordova, TN is a suburban market located approximately 15 miles east of downtown Memphis, TN. Benefiting from its close proximity to the affluent suburb of Germantown, which neighbors Cordova, to the south with a median household income of approximately $107,000, Cordova’s median household income of approximately $69,000 greatly exceeds Memphis’s median household income of approximately $47,000.

Economic and demographic growth in Cordova was stimulated by the opening of a 1,152,554 square foot super regional mall, Wolfchase Galleria, in 1997, which is located 4 miles north of the Grove Property. The Wolfchase Galleria contains 150 stores, and is anchored by Dillard’s, Macy’s, JC Penny, and Sears. Retail development has continued along the N. Germantown Parkway commercial corridor, including the opening of a Wal-Mart, Target, Kroger, and Starbucks within walking distance of the Grove Property. Continuing 4 miles south along S. Germantown Parkway presents upscale retail options in Germantown including Whole Foods and an Apple store.